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SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5   MAR 16 2009
PART III

Washington, DC
110



09059897

SEC FILE NUMBER
8- 44201

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___**01/01/2008**___ AND ENDING___**12/31/2008**___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BANKOH INVESTMENT SERVICES, INC.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 MERCHANT STREET, SUITE 850
(No. and Street)

HONOLULU   **HI**   **96813**
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LEE MORIWAKI, FINANCIAL OPERATIONS PRINCIPAL   **808-694-8276**
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – if individual, state last, first, middle name)

HARBOR COURT C-120, 55 MERCHANT ST., SUITE 1900, HONOLULU, HI 96813

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

JD
3/31/09

OATH OR AFFIRMATION

I, _____PAMELA MOY_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

BANKOH INVESTMENT SERVICES, INC. _____ , as

of _____DECEMBER 31_____ , 20**08**_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

State of Hawaii   )
City & County of Honolulu   }ss

Subscribed and sworn to (or affirmed) before me this ___5th___ day of
__March__, 20 _09_ , by _Pamela Moy___ (name of signer).
_____ (signature of Notary)   (Seal of Notary)
My commission expires __3/16/11__ (expiration date)

_____
Notary Public

_____
Signature

VICE PRESIDENT & CHIEF COMPLIANCE OFFICER
Title

NOTARY PUBLIC CERTIFICATION
Renee Yoshimura-Valdez   First Judicial Circuit
Doc. Description _____
__Annual Audited Report_____

No. of Pages __2___ Date of Doc __12/31/08__

_____ __3/5/09__
Notary Signature   Date

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section

MAR 1 6 2009

Washington, DC
110





FINANCIAL STATEMENTS

Bankoh Investment Services, Inc.
Year Ended December 31, 2008
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP



FINANCIAL STATEMENTS

Bankoh Investment Services, Inc.
Year Ended December 31, 2008
With Report of Independent Registered
Public Accounting Firm

Bankoh Investment Services, Inc.

Financial Statements

Year Ended December 31, 2008

Contents



Ell ERNST & YOUNG

Ernst & Young LLP
Harbor Court C-120
Suite 1900
55 Merchant Street
Honolulu, Hawaii 96813-9916

Tel: 808 531 2037
Fax: 808 535 6888
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Bankoh Investment Services, Inc.

We have audited the accompanying statement of financial condition of Bankoh Investment Services, Inc. (the "Company") as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bankoh Investment Services, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Honolulu, Hawaii
March 4, 2009

1

A member firm of Ernst & Young Global Limited

Bankoh Investment Services, Inc.

Statement of Financial Condition

December 31, 2008

Assets

Cash and Cash Equivalents	$ 3,040,178
Commissions Receivable from Clearing Organization, Investment and Insurance Companies	658,669
Equipment, net of accumulated depreciation	3,097
Deferred Taxes	174,625
Other Assets	145,200
Total assets	**$ 4,021,769**

Liabilities and Stockholder's Equity

Liabilities:

Due to Parent for Income Taxes Payable	$ 579,960
Accrued Expenses and Other Liabilities	844,104
Total liabilities	1,424,064

Stockholder's Equity:

Common stock ($10 par value), authorized, issued, outstanding 50,000 shares	500,000
Retained Earnings	2,097,705
Total Stockholder's Equity	2,597,705
Total Liabilities and Stockholder's Equity	**$ 4,021,769**

See accompanying notes to financial statements.

Bankoh Investment Services, Inc.

Statement of Income

Year Ended December 31, 2008

Revenues

Commissions	$ 2,592,944
Annuity and Insurance Fee Income	9,115,722
Interest Income	58,311
Other Income	26,280
Total Revenues	11,793,257

Expenses

Salaries, Commissions and Benefits	6,749,489
Broker Charges	241,553
Net Occupancy	383,828
Net Equipment	49,991
Other Operating Expense	888,266
Total Expenses	8,313,127
Income before Income Taxes	3,480,130
Provision for Income Taxes	1,481,256
Net Income	$ 1,998,874

See accompanying notes to financial statements.

Bankoh Investment Services, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Capital Surplus	Retained Earnings	Total
Balances at December 31, 2007	$ 500,000	$ —	$ 2,098,831	$ 2,598,831
Net Income			1,998,874	1,998,874
Cash Dividend Paid			(2,000,000)	(2,000,000)
Balances at December 31, 2008	**$ 500,000**	**$ —**	**$ 2,097,705**	**$ 2,597,705**

See accompanying notes to financial statements.

Bankoh Investment Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2008

Operating Activities	
Net Income	$ 1,998,874
Adjustments to Reconcile Net Income to Net Cash	
Provided by Operating Activities:	
Depreciation and Amortization	23,171
Change in Commissions Receivable	48,624
Change in Other Assets	127,365
Change in Due to/from Parent for Income Taxes	(459,753)
Change in Accrued Expenses and Other Liabilities	275,710
Net Cash Provided by Operating Activities	2,013,991
Investing Activities	
Equipment Purchase	(6,550)
Net Cash Used by Investing Activities	(6,550)
Financing Activities	
Cash Dividend Paid	(2,000,000)
Net Cash Used by Financing Activities	(2,000,000)
Increase in Cash and Cash Equivalents	7,441
Cash and Cash Equivalents at Beginning of Year	3,032,737
Cash and Cash Equivalents at End of Year	$ 3,040,178

See accompanying notes to financial statements.

Bankoh Investment Services, Inc.

Notes to Financial Statements

Year Ended December 31, 2008

1. Summary of Significant Accounting Policies

The accounting and reporting principles of Bankoh Investment Services, Inc. (the "Company") conform with U.S. generally accepted accounting principles (GAAP) and prevailing practices within the industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results may differ from those estimates and such differences could be material to the financial statements.

The following is a summary of the Company's significant accounting policies:

Organization

The Company is a wholly-owned subsidiary of Bank of Hawaii (the "Bank"). The Bank is a wholly-owned subsidiary of Bank of Hawaii Corporation (the "Parent"). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under rule 15c3-3(k)(2)(ii) which provides that all funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company acts only as an introducing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation and provides access to a broad range of investments through major financial markets including the New York Stock Exchange, American Stock Exchange, Chicago Board Options Exchange and the NASDAQ market. The Company is also licensed to sell annuity, life insurance and other retirement plan products under a sub-agent agreement with a general agency. Annuity sales account for a significant portion of the Company's revenue. The Company conducts its business primarily in the State of Hawaii.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days. Cash equivalents represent funds held in a money market fund that totaled $ 2,948,101 as of December 31, 2008.

Equipment

Equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over lives ranging from three to ten years.

1. Summary of Significant Accounting Policies (continued)

Commissions

Commission revenue and related broker charges are recorded on a trade-date basis.

Annuity Fee and Life Insurance Income

Annuity and life insurance income and related expenses are recorded on a contract date basis. The contract date is the date the insurance company receives the customer's funds and completed application.

Fair Value Measurements

On January 1, 2008, the Company adopted the provisions of SFAS No. 157, *"Fair Value Measurements,"* which established a framework for measuring fair value, while expanding fair value measurement disclosures. The adoption of SFAS No. 157 had no impact on the Company's statements of income and condition.

2. Service Agreement

The Company has a service agreement with National Financial Services LLC to provide certain services as the Company's agent. These services include carrying customers' cash and margin accounts on a fully disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges, and rights and tender offers.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $ 1,965,129 which was $ 1,870,191 in

3. Net Capital Requirements (continued)

excess of its required net capital of $ 94,938. The Company's aggregate indebtedness net capital ratio was .72 to 1. There were no changes to the statutory minimum net capital requirement of $50,000.

The Company had no subordinated debt at December 31, 2008 or at any time during the year then ended.

4. Related Party Transactions

The Company maintains a non-interest bearing demand account with the Bank that totaled $92,077 at December 31, 2008.

The Company invests in a Pacific Capital money market fund, which is a proprietary fund of the Bank. The Asset Management Group of the Bank serves as the investment advisor for the Pacific Capital Funds.

The Bank pays certain personnel and operating costs on behalf of the Company. These expenses are reimbursed by the Company to the Bank. Other expenses such as rent, postretirement benefits, retirement benefits, overhead, insurance, and furniture and equipment are allocated to the Company based on actual costs. At December 31, 2008, amounts due to the Bank included in accrued expenses and other liabilities totaled $ 72,816.

5. Equipment

The following is a summary of equipment at December 31, 2008:

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Equipment	$ 429,323	$ (426,226)	$ 3,097

6. Income Taxes

The significant components of the provision for income taxes for the year ended December 31, 2008 is as follows:

	2008
Current:	
Federal	$ 1,131,003
State	255,824
	1,386,827
Deferred:	
Federal	79,591
State	14,838
	94,429
Provision for income taxes	$ 1,481,256

The Company is included in the consolidated federal income tax and State of Hawaii franchise tax returns of the Parent. Income taxes are provided based upon the taxable income or loss of the Company. The Parent's tax sharing policy provides for the settlement of income taxes with the Company, as if the Company had filed a separate return. Payments are made to the Parent for current tax liabilities, and if current tax benefits are generated, payments are received from the Parent for the benefits as used.

The Company paid $1,898,457 to the Parent for income taxes during 2008.

The Company's deferred tax assets of $ 174,625 are predominantly the result of temporary timing differences relating to depreciation and vacation payable. Utilization of the Company's deferred tax assets are predicated on the Company being profitable in future years. Management believes that it is more likely than not that the deferred tax assets will be realized through future reversals of existing taxable temporary differences.

7. Employee Benefits

The Company participates in the Parent's Retirement Savings Plan (the "Savings Plan"). The Savings Plan has three Company contribution components: 1) 401(k) matching; 2) a 3% fixed amount based on eligible compensation; and 3) a discretionary value sharing contribution. Under the 401(k) component, participating employees may contribute up to 50% of their eligible compensation (within federal limits) to the Savings Plan. The Company makes matching

Bankoh Investment Services, Inc.

Notes to Financial Statements (continued)

7. Employee Benefits (continued)

contributions on behalf of the participants each calendar quarter equal to $1.25 for each $1.00 contributed by participants up to 2% of the participants' eligible compensation and $0.50 for every $1.00 contributed by participants over 2% up to 5% of the participants' eligible compensation. A 3% fixed contribution and discretionary value sharing that is linked to the Parent's financial goals are made regardless of whether the participant contributes to the Savings Plan under the 401(k) and are invested in accordance with the participant's selection of investment options available under the Savings Plan. The Company's expense for the Savings Plan totaled $ 489,505 in 2008.

In 1995, the Parent froze its non-contributory, qualified defined-benefit retirement plan (Retirement Plan) and excess retirement plan ("Excess Plan"), which covered employees of the Parent and participating subsidiaries who met certain eligibility requirements. Beginning December 31, 2000, the Retirement Plan no longer provides for compensation increases in the determination of benefits. Retirement Plan assets are managed by investment advisors in accordance with investment policies established by the plan trustees. The assets of the Retirement Plan include investments in securities of related parties (Pacific Capital Funds mutual funds). The Asset Management Group of the Bank, an SEC registered investment advisor, serves as investment advisor for the Pacific Capital Funds family of mutual funds.

The Parent's postretirement benefit plan provides retirees with life, dental and medical insurance benefits. The retiree life insurance benefit for participants who retired after 2003 was terminated. Employees who were retired as of December 31, 2003 are still eligible for the life insurance benefits. The costs of providing postretirement benefits are "shared costs" where both the employer and former employees pay a portion of the premium. The Parent has no segregated assets to provide for postretirement benefits. For the year ended December 31, 2008, the Company expense for the retirement plan, excess plan and postretirement benefits was $ 45,765.

8. Operating Leases

The Company leases office space from the Bank on a month-to-month basis. Rent expense for the year ended December 31, 2008 was $ 379,928 and was included in net occupancy expense.

Supplemental Information

Schedule I

Bankoh Investment Services, Inc.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2008

Net Capital

Total Stockholder's Equity Qualified for Net Capital	$ 2,597,705
Deductions and/or Charges:	
Nonallowable Assets:	
Commissions Receivable	268,427
Deferred Taxes	174,625
Equipment, net of accumulated depreciation	3,097
Other Assets	95,199
	541,348
Deduction for Excess Fidelity Bond	32,266
Total Deductions and/or Charges	573,614
Net Capital Before Haircuts on Securities Positions (tentative net capital)	2,024,091
Haircuts on Money Market Funds	(58,962)
Net Capital	$ 1,965,129

Aggregate Indebtedness

Items Included in Statement of Financial Condition:	
Due to Parent for Income Taxes Payable	579,960
Accrued Expenses and Other Liabilities	$ 844,104
Total Aggregate Indebtedness	$ 1,424,064

Computation of basic net capital requirement

Minimum Net Capital Required (6.6667% of Total Aggregate Indebtedness)	$ 94,938
Minimum Dollar Net Capital Requirement	$ 50,000
Net Capital Requirement (Greater of Above Two Minimum Requirement Amounts)	$ 94,938
Net Capital in Excess of Required Minimum	$ 1,870,191
Excess Net Capital at 1,000 Percent	$ 1,822,723
Ratio: Aggregate Indebtedness to Net Capital	.72 to 1

Schedule I

Bankoh Investment Services, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (continued)

As of December 31, 2008

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008):		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report, As Amended	$	1,920,078
Audit adjustments to record additional expense		(23,464)
Increase in non-allowable commission receivable		(24,187)
Decrease in deferred taxes		94,430
Increase in deduction for excess fidelity bond		(1,728)
Total adjustments		45,051
Net capital per above	$	1,965,129

Schedule II

Bankoh Investment Services, Inc.

Statement Regarding Rule 15c3-3

Year Ended December 31, 2008

Exemptive Provisions

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services LLC



Ernst & Young LLP
Harbor Court C-120
Suite 1900
55 Merchant Street
Honolulu, Hawaii 96813-9916

Tel: 808 531 2037
Fax: 808 535 6888
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Bankoh Investment Services, Inc.

In planning and performing our audit of the financial statements of Bankoh Investment Services, Inc. (the "Company"), as of and for the year ended December 31, 2008, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

3. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

4. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14

A member firm of Ernst & Young Global Limited

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on March 4, 2009. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Honolulu, Hawaii
March 4, 2009

15

A member firm of Ernst & Young Global Limited

Ernst & Young LLP

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